United States
                             Securities and Exchange Commission
                                   Washington, D.C. 20549


                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                    (Amendment No. 1)


                        John Hancock Patriot Premium Dividend Fund I
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                        41013Q-10-1
                                       (CUSIP Number)



                                   The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                      June 3, 2003
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:        [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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CUSIP No.: 41013Q-10-1                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 1
                                            JUNE 13, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             4,450,000
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        4,450,000
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,450,000

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           29.5%

14.      TYPE OF REPORTING PERSON
           [HC]










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CUSIP No.: 41013Q-10-1                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 1
                                            JUNE 13, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Premium Dividend Fund I (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase Shares listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares reported in Annex A aggregated approximately
$1,052,427.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 15,061,235 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 29.5% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 4,450,000 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 29.5% of the outstanding Shares.

                                              Shares              Cost

  The Commerce Insurance Company             4,130,900       $37,403,700
  American Commerce Insurance Company           95,400           784,979
  Commerce West Insurance Company              223,700         2,073,620

                 Totals                      4,450,000       $40,262,299



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CUSIP No.: 41013Q-10-1                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 1
                                            JUNE 13, 2003


     (c) During the period from December 2, 2000 through June 3, 2003, the Reporting Person has effected the following purchases and sales of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to December 2, 2000 were reported on previous Schedule 13 D filings

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A  Item 5(c) Information



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 13, 2003                           THE COMMERCE GROUP INC.





                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer

                                                        ANNEX  A
                                                Item 5 (c) - Information

PDF - JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND I

FROM   12/01/00 - 6/03/03

COMMERCE INSURANCE COMPANY
   SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE          CONSIDERATION
04/28/03             05/01/03            3,600                $9.1325             $ 32,731.46
04/30/03             05/05/03            5,800                 9.0164               52,060.67
05/01/03             05/06/03            7,400                 9.0151               66,412.61
05/02/03             05/07/03            5,500                 8.9998               49,276.58
05/06/03             05/09/03            2,900                 8.9030               25,701.49
05/06/03             05/09/03            6,500                 8.9030               57,606.79
05/06/03             05/09/03              500                 8.9030                4,431.29
05/07/03             05/12/03            7,200                 8.8997               63,786.84
05/08/03             05/13/03            2,100                 8.9062             $ 18,618.14

COMMERCE SALE TOTALS:                   41,500                                    $370,625.87

COMMERCE INSURANCE COMPANY
   PURCHSAES

  TRADE        SETTLEMENT         SHARES             PRICE              ACQUISITION
  DATE            DATE           PURCHASED         PER SHARE               COST
12/15/00          12/20/00            29,900              $8.2500            $  247,871.00
12/18/00          12/21/00             4,200               8.3125                35,080.50
12/20/00          12/26/00             1,600               8.6875                13,964.00
12/21/00          12/27/00               200               8.6875                 1,745.50
12/26/00          12/29/00             9,800               8.6875                85,529.50
12/27/00          01/02/01            10,700               8.6250                92,715.50
12/28/00          01/03/01             6,000               8.6250                51,990.00
09/21/01          09/26/01            11,500               8.5000                98,210.00
10/22/01          10/25/01             1,500               9.4300                14,205.00
10/24/01          10/29/01             3,700               9.4800                35,224.00
10/25/01          10/30/01             8,800               9.5500                84,392.00

Page 5 of 7
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                                                        ANNEX  A
                                          Item 5 (c) - Information (Continued)

PDF - JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND I

FROM   12/01/00 - 6/03/03

COMMERCE INSURANCE COMPANY
   PURCHSAES (Continued)

  TRADE        SETTLEMENT         SHARES             PRICE              ACQUISITION
  DATE            DATE           PURCHASED         PER SHARE               COST
12/12/01          12/17/01            21,200               9.4900               202,036.00
07/12/02          07/17/02               100               8.4000                   844.00
07/16/02          07/19/02            10,500               8.4000                88,620.00

COMMERCE PURCHASE TOTALS:            119,700                                 $1,052,427.00


NET COMMERCE SALE TOTAL:             (78,200)                                 ($681,801.13)

AMERICAN COMMERCE INSURANCE CO
   SALES

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE          CONSIDERATION
04/21/03        04/24/03          4,500              $9.0340           $ 40,471.09
04/22/03        04/25/03          7,800               9.0003             69,887.05
04/23/03        04/28/03          2,900               8.8925             25,671.04
04/23/03        04/28/03          1,100               8.8925              9,737.29
04/29/03        05/02/03            300               9.0204              2,693.99
04/29/03        05/02/03            200               9.0204              1,796.00
04/29/03        05/02/03          3,200               9.0204             28,735.93
04/29/03        05/02/03          3,200               9.0204             28,735.93
05/08/03        05/13/03          2,300               8.9000             20,377.04
05/09/03        05/14/03         13,500               8.8882            119,445.08
05/12/03        05/15/03         16,900               8.8805            149,397.42
05/13/03        05/16/03          1,000               8.8700              8,829.58
05/14/03        05/19/03          3,300               8.8000             28,906.64
05/16/03        05/21/03          3,200               8.9003             28,351.62

Page 6 of 7




                                                        ANNEX  A
                                          Item 5 (c) - Information (Continued)

PDF - JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND I

FROM   12/01/00 - 6/03/03
AMERICAN COMMERCE INSURANCE CO
   SALES (Continued)

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE          CONSIDERATION
05/19/03        05/22/03           6,600            $8.7427           $   57,435.12
05/19/03        05/22/03          11,100             8.7427               96,595.43
05/19/03        05/22/03           9,500             8.7427               82,671.76
05/20/03        05/23/03           1,700             8.6658               14,663.17
05/20/03        05/23/03           4,100             8.6658               35,364.11
05/20/03        05/23/03             700             8.6658                6,037.78
05/22/03        05/28/03           4,300             8.7825               37,590.98
05/22/03        05/28/03           5,500             8.7825               48,081.49
05/22/03        05/28/03           4,400             8.7825               38,465.19
05/23/03        05/29/03           1,600             8.8455               14,088.14
05/23/03        05/29/03           2,200             8.8455               19,371.19
05/23/03        05/29/03           5,300             8.8455               46,666.95
05/27/03        05/30/03           8,200             9.0345               73,751.43
05/28/03        06/02/03          11,800             9.1383              107,354.89
05/29/03        06/03/03          14,600             9.2690              134,737.07
05/30/03        06/04/03           8,100             9.1986               74,181.17
06/02/03        06/05/03           7,400             9.1485               67,399.73
06/03/03        06/06/03          34,100             9.0438           $  307,015.15


AMERICAN COMMERCE SALE TOTALS:   204,600                              $1,824,506.45

NO PURCHASES DURING PERIOD

NET CONSOLIDATED SALE TOTAL:     126,400                              $1,142,705.32


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